Navios Maritime Partners L.P.

Reports Financial Results for the First Quarter Ended March 31, 2009

-  47.2% increase in quarterly Operating Surplus to $10.6 million

- 59.8% increase in quarterly EBITDA to $14.7 million

- 48.3% increase in quarterly revenues to $21.2 million

- Distribution of $0.40 per unit for the three month period ended March 31, 2009

PIRAEUS, GREECE, April 29, 2009 – Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: “NMM”), an owner and operator of Capesize and Panamax vessels, reported its financial results for the three month period March 31, 2009.

Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “We believe that Navios Partners is well positioned given the long-term employment of its fleet, averaging 4.1 years, the quality of its charter parties and the AA+ EU governmental agency insurance on all its charter-out contracts. The results of the first quarter of 2009 were in line with our expectations, and we have declared a $0.40 per unit cash distribution for the first quarter of 2009.”

Ms. Frangou continued “The globally coordinated fiscal stimulus programs are beginning to affect positively the dry bulk market; the BDI recovered from its low in December 2008 to a healthier steady state in the first quarter of 2009.  We continue to have measured optimism as the concerted policy responses to the world-wide recession are gradually facilitating access to credit and easing constriction within markets.”

Recent Developments

Navios Hope Employment Terms:

Navios Partners received a lump sum charter payment of approximately $29.6 million for Navios Hope in the first quarter of 2009. This charter payment was net of expenses and represents an acceleration of a significant portion of the $56.2 million nominal charter amount. Navios Partners will receive the entire amount of the original charter through the lump sum payment and the new charter payments for the remainder of the term of the original charter (ending in 2013).  The acceleration of the charter payment provides Navios Partners with a present value benefit of approximately $3.7 million.

Navios TBN II option not exercised:

On April 2, 2009, Navios Partners announced that it would not exercise the option to acquire TBN II, a new building capesize vessel, from Navios Holdings for $135.0 million. This decision was reached in light of the unfavorable conditions in the capital markets. There are no fees or costs payable in connection with the option expiration on April 1, 2009.

Credit Facility Amendment:

In January 2009, Navios Partners amended the terms of its existing credit facility.  The company prepaid $40.0 million of its credit revolving facility in the first quarter of 2009.  This would result in interest expense savings for 2009 of approximately $1.5 million (based on current interest rates) and a reduction in the Company’s leverage.  The interest rate on the remaining facility of $195.0 million has a spread of 225 bps following the amendment.  The amendment will be effective until January 15, 2010. No further principal payments would be required to be made until the first quarter of 2012.

Cash Distributions

The Board of Directors of Navios Partners declared a cash distribution for the first quarter of 2009 of $0.40 per unit.  This distribution is payable on May 6, 2009 to all holders of record as of May 1, 2009.

Long Term and Insured Cash Flow

Navios Partners has entered into long-term time charters-out for its nine active vessels with a remaining average term of 4.1 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 100% of available days for 2009, 100% for 2010 and 80% for 2011 generating revenues of $118.2 million, $97.1 million and $82.0 million, respectively.  The average contractual daily charter-out rate for the fleet is $34,081, $26,616 and $28,074 for 2009, 2010 and 2011, respectively.  The average daily charter-in rate for the active long term charter-in vessels for 2009 and 2010 is $13,513.

Navios Partners’ charter-out contracts have been fully insured by an AA+ rated European Union governmental agency.

Operating Expense Visibility

Navios Partners has entered into a five-year management agreement expiring in November 2012, with a subsidiary of Navios Holdings.  Rates for the first two years (ending November 16, 2009) are fixed at (i) $4,000 per day for each owned Panamax vessel and (ii) $5,000 for each owned Capesize vessel.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of operations for the three-month periods ended March 31, 2009 and March 31, 2008. The quarterly 2009 and 2008 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA is a non-GAAP financial measure and should not be used in isolation or substitution for Navios Partners’ results.

	(unaudited) Three Month Period ended March 31, 2008 ($ ‘000)	(unaudited) Three Month Period ended March 31, 2009 ($ ‘000)
Time charter and voyage revenue	$14,320	$21,157
Time charter and voyage expenses	(2,821)	(3,008)
Direct vessel expenses	(144)	(124)
Management fees	(1,820)	(2,610)
General and administrative expenses	(496)	(902)
Depreciation and amortization	(2,764)	(3,277)
Interest expense and finance cost, net	(2,473)	(2,425)
Interest income	48	57
Other income	-	91
Other expense	(3)	-
Net income	$3,847	$8,959

EBITDA	$9,180	$14,728
Operating Surplus	$7,156	$10,550

Three month period ended March 31, 2009

For the three month period ended March 31, 2009, Navios Partners time charter and voyage revenue increased by $6.9 million or 48.2% to $21.2 million as compared to $14.3 million for the same period in 2008. The increase was mainly attributable to the delivery of Navios Aldebaran on March 17, 2008 and the acquisition of Navios Hope (ex Navios Aurora I) on July 1, 2008, both of which were fully operating during the three month period ended March 31, 2009. Time charter expenses for the three month period ended March 31, 2009 were $3.0 million and other expenses, including management fees and general and administrative expenses amounted to $3.4 million.

EBITDA for the three month period ended March 31, 2009 was $14.7 million (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).

EBITDA increased by $5.5 million to $14.7 million for the three month period ended March 31, 2009 as compared to $9.2 million for the same period of 2008. This $5.5 million increase in EBITDA was primarily due to: (a) a $6.8 million increase in revenues as a result of the increased number of vessels in Navios Partners’ fleet and some accelerated payments from the Navios Hope; and (b) a $0.1 million increase in other income/expense, net. The above overall favorable variance of $6.9 million was mitigated by: (a) a $0.2 million increase in time charter and voyage expenses; (b) a $0.8 million increase in management fees due to the increase in the number of vessels; and (c) a $0.4 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during the three month period ended March 31, 2009, compared to the same period in 2008.

The increase in the reserve for estimated maintenance and replacement capital expenditures for the three month period ended March 31, 2009 and 2008 was $2.0 million and $2.1 million, respectively. There were no capital expenditures for the three month periods ended March 31, 2009 and 2008.

Navios Partners generated an operating surplus for the current period of $10.6 million in comparison to $7.2 million for the three month period ended March 31, 2008. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (please see Reconciliation of Non-GAAP Financial Measures on Exhibit 3).

Depreciation and amortization expense for the period (including amortization of drydocking and special survey costs presented under direct vessel expenses) was $3.4 million and interest expense and finance cost related to $195.0 million of borrowings under Navios Partners’ facility agreement was $2.4 million.

Net income for three months ended March 31, 2009 amounted to $9.0 million compared to $3.8 million for the three months ended March 31, 2008. The increase in net income by $5.2 million was due to (a) a $5.5 million increase in EBITDA; (b) a $0.1 million increase in interest expense; and (c) a $0.1 million net increase from amortization expense and interest income. This increase was mitigated by a $0.5 million increase in depreciation and amortization expense.

Fleet Employment Profile

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and nine month periods ended March 31, 2009.

	Three Month Period ended March 31, 2008	Three Month Period ended March 31, 2009

Available Days (1)	635.0	810.0
Operating Days (2)	635.0	809.6
Fleet Utilization (3)	100.0%	99.95%
Time Charter Equivalent (per day)	$22,565	$26,120

(1)
Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydockings or special surveys.  The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)
Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.  The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)
Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.  The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.

Conference Call Details:

As announced on April 24, 2009, Navios Partners’ management will host a conference call to discuss the results this morning, Wednesday, April 29, 2009, at 8:30 am EDT. Participants should dial into the call 10 minutes before the scheduled time using the following numbers:

US Toll Free Dial In:  +1866 819 7111
UK Toll Free Dial In: +0800 953 0329
International Dial In: +44 (0) 1452 542 301
Please quote "NAVIOS MLP"

A telephonic replay of the conference call will be available until May 6, 2009 by dialing the following numbers:
US Toll Free Dial In: +1866 247 4222
UK Toll Free Dial In: +0800 953 1533
International Dial In: +44 1452 550 000
Access Code: 33433537#

Slides and Audio Webcast:

There will also be a live, and then archived webcast of the conference call, through the Navios Partners’ website (www.navios-mlp.com) under “Investors”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

ABOUT NAVIOS MARITIME PARTNERS L.P.

Navios Maritime Partners L.P. (NYSE: NMM), a publicly traded master limited partnership formed by Navios Maritime Holdings Inc (NYSE: NM) is an owner and operator of Capesize and Panamax vessels. For more information, please visit our website at www.navios-mlp.com

Forward Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.  Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements.  Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.  Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contacts

Public & Investor Relations Contact:
Navios Maritime Partners L.P.
Nicolas Bornozis
Capital Link, Inc.
Tel. (212) 661-7566
E-mail: naviospartners@capitallink.com

EXHIBIT 1
NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars except unit data)

	December 31, 2008	March 31, 2009
		(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$28,374	$17,547
Restricted cash	-	5,820
Accounts receivable, net	313	778
Prepaid expenses and other current assets	371	111

Total current assets	29,058	24,256
Vessels, net	291,340	287,564
Deferred financing costs, net	1,915	2,053
Deferred dry dock and special survey costs, net	594	470

Total non-current assets	293,849	290,087

Total assets	$322,907	$314,343

LIABILITIES AND PARTNERS’ CAPITAL

Current liabilities
Accounts payable	$594	$877
Accrued expenses	1,662	1,273
Deferred voyage revenue	2,606	8,498
Amounts due to related parties	1,539	4,579

Current portion of long term debt	40,000	-

Total current liabilities	46,401	15,227
Long term debt	195,000	195,000
Unfavorable lease terms	4,659	4,160
Deferred voyage revenue	-	22,825

Total non-current liabilities	199,659	221,985

Total liabilities	246,060	237,212

Commitments and contingencies	-	-

Partners’ Capital:

Common Unitholders (13,631,415 units issued and outstanding at December 31, 2008 and March 31, 2009)	243,639	243,798

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2008 and March 31, 2009)	(160,092)	(160,003)

General Partner (433,740 units issued and outstanding at December 31, 2008 and March 31, 2009)	(6,700)	(6,664)

Total partners’ capital	76,847	77,131

Total liabilities and partners’ capital	$322,907	$314,343

NAVIOS MARITIME PARTNERS L.P.
 CONDENSED CONSOLIDATED STATEMENTS OF INCOME
 (Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period Ended March 31, 2008	Three Month Period Ended March 31, 2009
	(unaudited)	(unaudited)
Time charter and voyage revenue	$14,320	$21,157
Time charter and voyage expenses	(2,821)	(3,008)
Direct vessel expenses	(144)	(124)
Management fees	(1,820)	(2,610)
General and administrative expenses	(496)	(902)
Depreciation and amortization	(2,764)	(3,277)
Interest expense and finance cost, net	(2,473)	(2,425)
Interest income	48	57
Other income	-	91
Other expense	(3)	-
Net income	$3,847	$8,959

Earnings per unit:

	Three Month Period Ended March 31, 2008	Three Month Period Ended March 31, 2009
	(unaudited)	(unaudited)

Net income	$3,847	$8,959
Earnings per unit (see note 13):
Common unit (basic and diluted)	$0.35	$0.41
Subordinated unit (basic and diluted)	$0.01	$0.41
General partner unit (basic and diluted)	$0.21	$0.48

NAVIOS MARITIME PARTNERS L.P.
 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
 (Expressed in thousands of U.S. Dollars)

	Three Month period Ended March 31, 2008	Three Month period Ended March 31, 2009
	(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income	$3,847	$8,959

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,764	3,277
Amortization and write-off of deferred financing cost	49	62
Amortization of deferred dry dock costs	144	124

Changes in operating assets and liabilities:
Increase in restricted cash	(2,339)	(820)
Increase in accounts receivable	(147)	(465)
Increase/ (decrease) in prepaid expenses and other current assets	(7)	260
(Decrease)/ increase in accounts payable	(323)	283
Increase/ (decrease) in accrued expenses	2,385	(389)
Increase in deferred voyage revenue	545	28,717
(Decrease)/increase in amounts due to related parties	(3,414)	3,040

Net cash provided by operating activities	3,504	43,048

FINANCING ACTIVITIES:
Cash distribution paid	(3,236)	(8,675)
Increase in restricted cash	-	(5,000)
Repayment of long term debt and payment of principal	-	(40,000)
Debt issuance costs	-	(200)

Net cash used in financing activities	(3,236)	(53,875)

Increase/ (decrease) in cash and cash equivalents	268	(10,827)

Cash and cash equivalents, beginning of period	10,095	28,374

Cash and cash equivalents, end of period	$10,363	$17,547

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$-	$2,278

EXHIBIT 2

Owned Vessels	Type	Built	Capacity (DWT)	Original Charter Expiration Date/ New Charter Expiration Date	Original Charter Out Rate/ New Charter Out Rate per day

Navios Gemini S	Panamax	1994	68,636	February 2009	$19,523
				February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	April 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				March 2014	$36,290
Navios Hope	Panamax	2005	75,397	February 14, 2009	$33,862
				April, 1 2009 – May 18, 2009	$8,080
				May 18, 2010	$10,643
				August 2013	$16,841

Owned Vessels to be delivered

Navios TBN I	Capesize	Expected delivery June 2009	180,000	June 2014	$47,400

Long term Chartered-in Vessels

Navios Prosperity	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran	Panamax	2008	76,500	March 2013	$28,391

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA

EBITDA

EBITDA represents net income before interest, depreciation and amortization. Navios Partners uses EBITDA because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and because Navios Partners believes that EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.

EBITDA increased by $5.5 million to $14.7 million for the three month period ended March 31, 2009 as compared to $9.2 million for the same period of 2008. This $5.5 million increase in EBITDA was primarily due to: (a) a $6.8 million as a result of the increased number of vessels in Navios Partners’ fleet and due to some accelerated payments from the Navios Hope; and (b) a $0.1 million increase in other income/expense, net. The above overall favorable variance of $6.9 million was mitigated by: (a) a $0.2 million increase in time charter and voyage expenses; (b) a $0.8 million increase in management fees due to the increase in the number of vessels; and (c) a $0.4 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during the three month period ended March 31, 2009, compared to the same period in 2008.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures.  Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of or the revenue generated by Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of or the revenue generated by Navios Partners’ capital assets.

Operating surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

3. Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

–	provide for the proper conduct of our business (including reserve for maintenance and replacement capital expenditures);

–	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

–	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•
plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting principles generally accepted in the United States.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period Ended March 31, 2008	Three Month Period Ended March 31, 2009
Net Cash from Operating Activities	$3,504	$43,048
Net increase/(decrease) in operating assets	(2,493)	1,025
Net (increase)/decrease in operating liabilities	807	(31,651)
Net interest cost	2,425	2,425
Interest income	-	(57)
Deferred finance charges	(49)	(62)
EBITDA	9,180	14,728
Cash interest income	48	57
Cash interest paid	-	(2,278)
Maintenance and replacement capital expenditures	(2,072)	(1,957)
Operating surplus	7,156	10,550
Cash distribution paid relating to the first quarter	-	(8,675)
Recommended reserves accumulated as of beginning of quarter	-	2,127
Recommended reserves held as of quarter end	(684)	4,001
Available cash for distribution	$6,472	$8,003